Exhibit 3.1

FIRST CERTIFICATE OF AMENDMENT TO
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
LIGHTNING EMOTORS, INC.

Lightning eMotors, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation (the “Board”) resolutions were duly adopted authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware amendments (the “Amendment”) to the Corporation’s second amended and restated certificate of incorporation (the “Certificate of Incorporation”) to add a paragraph to Section 4.1 of the Fourth Article of the Corporation’s Certificate of Incorporation as set forth below.

SECOND: Section 4.1 of the Corporation’s Certificate of Incorporation is hereby amended to add the following paragraph following all current paragraphs:

“Effective at 5:00 p.m. Eastern Time on April 27, 2023 (such time, on such date, the “Effective Time”) of this First Certificate of Amendment to the Certificate of Incorporation of the Corporation, every twenty (20) shares of the Corporation’s issued and outstanding Common Stock, par value $0.0001 per share, that are issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No fractional share shall be issued in connection with the Reverse Stock Split; all shares of Common Stock that are held by a stockholder will be aggregated subsequent to the Reverse Stock Split and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the Reverse Stock Split, such holder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing price of the Common Stock as of the Effective Time of the Reverse Stock Split.”

THIRD: That pursuant to a resolution of the Board, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the Amendment.

FOURTH: That the aforesaid Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FIFTH: The foregoing amendment shall be effective on April 27, 2023 at 5:00 p.m. ET.

SIXTH: Except as herein amended, the Corporation’s Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this First Certificate of Amendment to be executed by a duly authorized officer on this April 18, 2023.

Lightning eMotors, Inc.

By: /s/ Timothy Reeser
Name: Timothy Reeser
Title: Chief Executive Officer